FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2006

Omega Navigation Enterprises, Inc.

24 Kaningos Street
Piraeus 185 34 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Omega Navigation Enterprises, Inc. on July 31, 2006

Omega Navigation Enterprises, Inc. Reports Second Quarter 2006 Results

Declares Quarterly Dividend of $0.50 per share

Piraeus, Greece, July 31, 2006 – Omega Navigation Enterprises, Inc. (NASDAQ:ONAV, SGX:ONAV50), a provider of global marine transportation services focusing primarily on product tankers announced today its financial and operational results for the second quarter and for the six-month period ended June 30, 2006.

The company also announced the declaration of its quarterly dividend of $ 0.50 per share as well as the scheduled delivery of its sixth product tanker, the “Omega Lady Miriam”, on August 1, 2006.

Background

Omega Navigation Enterprises, Inc. was incorporated in the Marshall Islands in February 2005. Its principal executive offices are located in Piraeus, Greece and it also maintains an office in the United States.

On April 7, 2006, the Company successfully completed its Initial Public Offering of 12,000,000 Class A Common Shares at $ 17 per share raising a total of $ 204 million in gross proceeds.  Omega Navigation’s Class A common shares commenced trading on the NASDAQ National Market on April 7, 2006 and on the Singapore Exchange Securities Trading Limited on April 10, 2006.

As was contemplated at the time of the offering, the net proceeds of the Company’s IPO, together with a credit facility provided by HSH-Nordbank AG, have been used to fund the purchase of six double hull product tankers and to repay debt outstanding at the time of the IPO. Following the acquisition of these six vessels, the Company now operates a fleet of eight vessels, including four Panamax and two Handymax ice class 1A tankers, and the Company’s initial pre-IPO fleet of two Handymax drybulk carriers.

The Company took delivery of four of its product tankers during the second quarter 2006, the fifth in July and the sixth is scheduled for August 1, 2006.

Each of the Company’s product tankers are employed under time charters for a minimum of three years from their respective delivery dates.  The Company’s two bulk carriers are on time charter until between March and June 2007.  All of the Company’s vessels are charte red to established charterers including Korea Lines, Norden, Glencore and Torm.

The Company intends to declare and pay quarterly dividends to shareholders, commencing in August 2006 in amounts that are substantially equal to the available cash from operations during the previous quarter after cash expenses and any discretionary reserves. The first such quarterly dividend of $ 0.50 per share was declared on July 27, 2006 and is payable on August 31, 2006 to shareholders of record as of the close of business on August 15, 2006.

Second Quarter 2006 Results

For the second quarter ended June 30, 2006, Omega Navigation reported Total Revenues of $ 5.2 million and Net Income of $ 2.9 million, or $ 0.20 per share calculated on 14,358,791 weighted average basic and diluted shares outstanding for the period.  EBITDA for the quarter was $ 3.3 million. Please see below for a reconciliation of EBITDA to Cash from Operating Activities.

The company owned and operated an average of 2.6 vessels during the second quarter 2006, earning an average time-charter equivalent rate of $ 20,011 per day, for the bulk carriers, $ 20,788 per day for the Handymax product tankers, and $ 26,421 per day for the Panamax product tankers.

During the second quarter of 2006, Omega Navigation took delivery of four double hull product tankers, including three Panamax and one Handymax ice class 1A, which complemented the Company’s initial fleet of two Handymax drybulk carriers.

Six Months 2006 Results

For the six month period ended June 30, 2006, The Company reported Total Revenues of $ 9.1 million and Net Income of $ 8.9 million, or $1.01 per share calculated on 8,785,359 weighted average basic and diluted shares outstanding for the period.  Please see below for a reconciliation of EBITDA to Cash from Operating Activities.

The Company owned and operated an average of 2.3 vessels during the six month period ended June 30, 2006, earning an average time-charter equivalent rate of $ 20,271 per day for the bulk carriers, $ 20,788 per day for the Handymax product tankers and $ 26,421 per day for the Panamax product carriers.

During the first quarter of 2006 the Company’s fleet was comprised only of its two drybulk carriers. During the second quarter of 2006, the Company expanded its fleet and took delivery of four of the six identified double hull product tankers that it had agreed to acquire, at the time of its IPO. Furthermore, the Company took delivery of the fifth product tanker in July while the sixth is scheduled for August 1, 2006.

Management Commentary:

George Kassiotis, President and Chief Executive Officer of Omega Navigation, commented, “We are pleased to have delivered strong financial results for the second quarter and for the six month period ended June 30, 2006 especially in view of the fact that this has been a formative period for our Company during which we have been gradually building our fleet.

As of August 1, 2006, we expect to have taken delivery of all six identified product tankers that we had agreed to acquire and our fleet will include eight vessels in total, six double hull product tankers and two drybulk carriers. Therefore, we now expect to benefit from the revenue generating capacity of our entire fleet. We have a young, modern and diversified fleet primarily oriented towards product tankers with a total capacity of 471,958 dwt and an average age of approximately 1.6 years.

Our strategy of employing our vessels under long-term period charters with first class charterers enables us to generate steady and predictable cash flows and reduces our exposure to short term market volatility. All of our product tankers are chartered for a minimum of three years and all of our dry bulk vessels are chartered until between March and June 2007.

Our objective is to grow selectively through a disciplined and low risk approach focused on maximizing shareholder value while paying stable dividends to our shareholders. As intended, we declared on July 27, 2006, our first quarterly dividend since our inception in the amount of $ 0.50 per share.

We continue to review opportunities for growth which would enhance shareholder value and also, we hold options to purchase four ice class 1A Panamax product tankers currently under construction at STX shipyard in Korea, with deliveries scheduled throughout 2007. We will assess the acquisition of these vessels closer to the time the options are required to be exercised and depending on market conditions at that time we will determine whether these acquisitions would be accretive to earnings thus enhancing shareholder value”.

Gregory McGrath, Chief Financial Officer of Omega Navigation, commented: “As of June 30, 2006, our net debt to capitalization stood at 48%. As of today, and after taking into consideration the delivery of all six product tankers, our net debt to capitalization is at 53%. This modest leverage affords us significant flexibility and growth potential. In addition, following the delivery of our sixth and last identified product tanker, “Omega Lady Miriam”, we still have excess capacity of $53 million in our existing revolving credit facility. Furthermore, the fact that we have profit sharing agreements on the earnings of four of the six product tankers, enables us to capture the upside potential of the market and enhance our profitability.”

Fleet Data

Three Months Ended June 30, 2006	Product Carriers		Drybulk Carriers
	Panamax Tankers	Handymax Tankers
Number of vessels at end of period	3	1	2
Average age of fleet (in years)	2	0	2
Ownership days (2)	50	3	182
Available days (3)	50	3	182
Operating days (4)	50	3	182
Fleet Utilization (5)	100%	100%	100%
Time charter equivalent (TCE) rate $/day (6)	26,421	20,788	20,011
Daily Vessel operating expenses $/day (7)	4,471	3,784	3,558

Six Months Ended June 30, 2006	Product Carriers		Drybulk Carriers
	Panamax Tankers	Handymax Tankers
Number of vessels at end of period	3	1	2
Average age of fleet (in years)	2	0	2
Ownership days (2)	50	3	362
Available days (3)	50	3	362
Operating days (4)	50	3	362
Fleet Utilization (5)	100%	100%	100%
Time charter equivalent (TCE) rate $day (6)	26,421	20,788	20,271
Daily Vessel operating expenses $/day (7)	4,471	3,784	3,554

(1)

Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)

Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(3)

Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(4)

Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)

We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(6)

Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(7)

Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, but excludes any predelivery expenses incurred at or prior to the delivery of the product tankers and also excludes any expense related to the purchasing of lubricating oils for the product tankers., are calculated by dividing vessel operating expenses by ownership days for the relevant period.

During the first quarter of 2006 Omega Navigation’s fleet was comprised only of its two drybulk carriers. During the second quarter 2006, the Company expanded its fleet and took delivery of four of its six double hull product tankers that it had agreed to acquire at the time of its IPO. The fifth product tanker “Omega Princess” was delivered on July 3, 2006, and the sixth product tanker “Miltiadis”, to be renamed the “Omega Lady Miriam” is scheduled to be delivered on August 1, 2006.

The “Omega Lady Miriam”, is a Panamax (LR1) double hull product tanker of 71,500 deadweight tons (“dwt”), built by STX, South Korea in 2004. It will be employed under a long-term time charter to ST Shipping & Transport (Glencore International AG), until July 2009 at a daily time charter hire rate of $24,000, with a profit sharing arrangement according to which Omega Navigation will receive 100% of the vessel’s daily time charter earnings between $24,000 and $25,500 per day and time charter earnings in excess of $ 25,500 will be divided equally between Omega Navigation and Glencore International AG.

The acquisition of the “Omega Lady Miriam” is to be funded in part with a portion of the net proceeds of the Company’s initial public offering and in part with debt under a senior secured credit facility provided by HSH-Nordbank AG. Omega Navigation has selected VShips as the technical manager for the “Omega Lady Myriam” which also manages the “Omega Lady Sarah”, the “Omega Princess” and the “Omega Prince”.

George Kassiotis, President and Chief Executive Officer of Omega Navigation, commented: “Our technical managers for our product tankers are VShips and Singapore-based Eurasia Shipmanagement. VShips is one of the world's largest independent ship management companies with 44 offices in 26 countries. Eurasia has managed the “Omega Queen” and “Omega King” since their delivery from the shipyard. Our cooperation with Eurasia enhances Omega's presence in Asia and increases potential business development opportunities. Our technical manager for our dry bulk vessels is Target Marine S.A., which has 20 years of ship management experience. We believe that having more than one manager gives a good benchmark against each other and better access to crewing”.

Fleet Profile and Employment:

The table below describes the profile and employment of the Company’s fleet:

Vessel	Sister	Year	Deadweight	Type	Delivery	Daily		Redelivery
	Ships (1)	Built	(dwt)		Date	Hire Rate (2)
CURRENT FLEET (Vessels already delivered to ONAV)
Dry Bulk Carrier
Ekavi I	A	2004	52,800	Handymax	Apr-05	$17,000		Mar-May-07
Electra I	A	2004	52,800	Handymax	Apr-05	$25,000		Apr-Jun-07
Panamax Product Tanker
Omega Queen	D	2004	74,999	LR1	May-06	$26,500	(5)	May-09
Omega King	D	2004	74,999	LR1	Jun-06	$26,500	(5)	Jun-09
Omega Lady Sarah(ex Iasonas)	C	2004	71,500	LR1	Jun-06	$24,000	(4)	Jun-09
Omega Lady Miriam(ex Miltiadis)	C	2003	71,500	LR1	Aug-06	$24,000	(4)	Jul-09
Handymax Product Tankers
Omega Prince (ex Aris)	B	2006	36,680	Ice Class 1A	Jun-06	$21,000	(3)	Jun-09
Omega Princess (ex Adonis)	B	2006	36,680	Ice Class 1A	Jul-06	$21,000	(3)	Jun-09
FLEET TOTAL (DWT):			471,958

1)   Each vessel is a sister ship of each other vessel that has the same letter.

(2)   This table shows gross charter rates and does not include brokers’ commissions, which are 5.0% of the daily time charter hire rate for the dry bulk carriers and 1.25% of the daily time charter rate for the product tankers.

(3)   Plus any additional income under profit sharing provisions of the charter agreements with D/S Norden A/S.  The Company has granted the charterers the option to extend the charter for 12 months at a minimum daily time charter hire rate of $24,000.

(4)   Plus any additional income under profit sharing provisions of the Company’s charter agreement.

(5)   The Company has granted Torm the option to extend the charter for 24 months at a minimum daily time charter hire rate of $28,500.

Mr. Kassiotis, commented: “As of today, 100% of our operating days in 2006 and 86% in 2007 are fixed under period employment, thereby producing stable and predictable cash flows. Our six product tankers are on charter for a minimum of three years and our two bulk carriers are on time charter until between March and June 2007. We also deal with first class charterers, such as Korea Lines, Norden, Glencore and Torm. Looking ahead, the fact that our entire fleet of 8 vessels will be in place as of August 1, 2006 enhances our revenue generation capability, facilitates the implementation of our dividend policy and reinforces the growth prospects of our company”

Quarterly Dividend

On July 27, 2006, the Company declared its first quarterly dividend since it went public, of $ 0.50 per share, payable on August 31, 2006 to shareholders of record as of August 15, 2006.

Omega Navigation intends to declare and pay quarterly dividends to shareholders in amounts that are substantially equal to the available cash from operations during the previous quarter after cash expenses and discretionary reserves.

Gregory McGrath, Chief Financial Officer of Omega Navigation, commented “Our dividend policy is structured to enable shareholders to share equally in our Company’s profitability and growth. Furthermore, the Class B shares held by the initial shareholders, which currently represent 20.7% of the total shares outstanding, are subordinated in terms of dividend payment to the Class A shares held by the public.”

He continued: “Our first quarterly dividend since we went public was declared within the timeframe outlined in our IPO prospectus.  Our next quarterly dividend is intended for November 2006.”

Conference Call and Webcast:

As already announced, tomorrow, Tuesday, August 1, 2006 at 10:00 A.M. EDT, the Company’s management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers:  1.866.819.7111 (from the US), 0800 953 0329 (from the UK) or +44(0)1452 542 301 (from outside the US). Please quote “Omega Navigation”.

In case of any problem with the above numbers, please dial 1.866.869.2352 (from the US),

0800 694 1449 (from the UK) or + 44 (0) 1452 560 304 (from outside the US).

Quote “Omega Navigation”.

A telephonic replay of the conference call will be available until August 08, 2006 by dialing 1.866.247.4222 (from the US), 0800 953 1533 (from the UK) or + 44(0) 1452 550 000 (from outside the US). Access Code: 1859591#

Slides and audio webcast: There will also be a live, and then archived, webcast of the conference call, through Omega Navigation’s website (www.omeganavigation.com) Participants into the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Omega Navigation Enterprises Inc

Consolidated Statement of Income

(All amounts expressed in U.S. Dollars)

	Three Months Ended June 30, 2006	Six Months Ended June 30, 2006
Revenues:	(unaudited)	(unaudited)
Voyage revenue	$ 5,216,836	$9,111,220

Expenses:
Voyage expenses	213,191	411,306
Vessel operating expenses	1,191,607	1,830,607
Depreciation and amortization of deferred charges	1,197,225	2,028,483
Management fees	105,973	195,973
General and administrative expenses	429,504	732,336
Foreign currency (gains)/loss	13,985	14,466
Operating income	2,065,351	3,898,049

Gain on extinguishment of debt	-	5,000,000

EBITDA	3,262,576	10,926,532

Other income (expenses):
Interest and finance costs	(1,336,276)	(2,212,681)
Interest income	1,444,395	1,459,116
Change in fair value of financial instruments	737,336	737,336

Total other income (expenses)	845,455	(16,229)

Net income	2,910,806	8,881,820

Earnings per Class A common share, basic and diluted	0.28	1.05
Earnings per Class B common share, basic and diluted	-	1.05

Weighted average number of Class A common shares, basic and diluted	10,559,451	5,313,867
Weighted average number of Class B common shares, basic and diluted	3,140,000	3,140,000

Omega Navigation Enterprises Inc
Consolidated Balance Sheet
(All amounts expressed in U.S. Dollars)

	June 30, 2006	December 31, 2005
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	67,617,250	5,057,706
Accounts receivable, trade	457,540	178,089
Prepaid expenses and other current assets	411,445	2,202
Derivative assets	737,336	-
Inventories	230,052	-
Restricted cash	-	500,000
Total current assets	69,453,623	5,737,997

Non current assets:
Vessels, net of accumulated depreciation of $ 2,373,618 and $ 4,378,308 for December 31, 2005 and June 30, 2006 respectively	325,986,110	85,490,799
Advances for vessel acquisition	11,900,000	-
Other fixed assets, net of accumulated depreciation of $ 694	53,686	-
Deferred financing costs, net of accumulated amortization of $ 23,099	473,136	-
Initial Public Offering related costs	-	1,162,957
Total non-current assets	338,412,932	86,653,756
Total assets	407,866,555	92,391,753

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank credit facility	-	38,994,035
Current portion of long term debt	4,966,552	-
Seller’s notes	-	36,000,000
Accounts payable	1,566,776	290,230
Due to stockholder	-	121,731
Due to manager	55,108	55,417
Accrued liabilities	2,534,899	2,383,945
Unearned income	306,260	138,362
Total current liabilities	9,429,595	77,983,720

Long term debt, net of current portion	188,436,205	-

Shareholders’ equity:
Common stock
Class A shares, par value $ 0.01–75,000,000 shares authorized, 10,000 and 12,010,000 shares issued and outstanding as at December 31, 2005 and June 30, 2006 respectively	120,100	100
Class B shares, par value $ 0.01–25,000,000 shares authorized, 3,140,000 shares issued and outstanding	31,400	31,400
Additional paid-in capital	196,589,442	9,998,540
Retained earnings	13,259,813	4,377,993
Total shareholders’ equity	210,000,755	14,408,033
Total liabilities and shareholders’ equity	407,866,555	92,391,753

Omega Navigation Enterprises Inc

Consolidated Statement of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Six Months Ended June 30, 2006	December 31, 2005
	(unaudited)	(audited)
Cash flows from operating activities:
Net income	8,881,820	4,377,993
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of deferred charges	2,028,483	3,745,422
Amortization of financing costs	37,485	131,535
Gain from extinguishment of debt	(5,000,000)	-
Gain on sale of vessel	-	(1,011,785)
Change in fair value of financial instruments	(737,336)	-
(Increase) decrease in:
Accounts receivable, trade	(279,451)	(178,089)
Prepayments and other	(409,243)	(2,202)
Inventories	(230,052)	-
Increase (decrease) in:
Accounts payable	1,276,546	290,230
Due to manager	(309)	55,417
Accrued liabilities	150,954	2,383,945
Unearned income	167,899	138,362
Payments for dry-docking costs	-	(360,019)
Net cash from operating activities	5,886,796	9,570,809

Cash flows from investing activities:
Vessel acquisitions	(242,500,000)	(64,364,417)
Net proceeds from sale of vessel Vessel acquisitions	-	21,000,000
Advances for vessel deposit	(11,900,000)	-
Purchases of property, plant and equipment	(54,380)	-
Net cash used in investing activities	(254,454.380)	(43,364,417)

Cash flows from financing activities:
Issuance of common stock and capital contributions	-	10,030,040
Proceeds from Initial Public Offering, net of related costs	187,873,859	-
Proceeds from bank credit facility	194,300,000	55,000,000
Initial public offering costs	-	(1,162,957)
Principal payments of bank credit facility	(39,000,000)	(16,000,000)
Principal payments of seller’s notes	(31,000,000)	(8,500,000)
(Increase)/ decrease in restricted cash	500,000	(500,000)
Proceeds from stockholder’s short term financing	-	376,579
Payments of stockholder’s short term financing	(121,731)	(254,848)
Financing costs	(1,425,000)	(137,500)
Net cash from financing activities	311,127,128	38,851,314

Net increase in cash and cash equivalents	62,559,544	5,057,706
Cash and cash equivalents at beginning of period	5,057,706	-
Cash and cash equivalents at end of period	67,617,250	5,057,706

Supplemental disclosure of cash flow information:
Cash paid during the period for bank loan interest	611,135	2,432,639

Omega Navigation Enterprises Inc

Reconciliation of EBITDA (1) to Cash From Operating Activities

(Expressed in U.S. Dollars)

	Three Months Ended June 30, 2006	Six Months Ended June 30, 2006
Net cash from operating activities	2,711,532	5,886,796
Net increase / (decrease) in current assets	698,848	918,746
Net increase / (decrease) in current liabilities excluding bank debt	(2,200)	(1,595,090)
Gain on extinguishment of debt	-	5,000,000
Net interest expense	(108,119)	753,565
Amortization of financing costs	(37,485)	(37,485)
EBITDA	3,262,576	10,926,532

(1) EBITDA represents net income before interest, taxes, depreciation and amortization. EDITDA does not represent and should not be considered as an alternative to net income or cash flow form operations, as determined by US GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included here because it is a basis upon which we assess our liquidity position, because it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe it presents useful information to investors regarding our ability to service and/or incur indebtedness.

About Omega Navigation Enterprises, Inc.

Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services through the ownership and operation of six product tankers and two dry bulk carriers with a total capacity of 471,958 dwt and an average age of approximately 1.6 years. The current fleet includes 6 double hull product tankers with a total cargo-carrying capacity of 366,358 dwt and 2 Handymax drybulk carriers with a total cargo-carrying capacity of 105,600 dwt. Furthermore, the Company has options to acquire four additional double hull Ice Class 1A product carriers currently under construction and are expected to be available for delivery between March 2007 and September 2007.

The Company was incorporated in the Marshall Islands in February 2005. Its principal executive offices are located in Piraeus, Greece and it also maintains an office in the United States.

Omega Navigation’s Class A common shares are traded on the NASDAQ National Market under the symbol "ONAV" and are also listed on the Singapore Exchange Securities Trading Limited under the symbol “ONAV 50”.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company’s management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ   07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: nbornozis@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  July 31, 2006                   By:        /s Gregory A. McGrath

                                             ------------------------

Gregory A. McGrath
Chief Financial Officer